EX-3.3                 CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

                        Certificate of Amendment to
                         Articles of Incorporation
                       For Nevada Profit Corporation
     (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.  Name of corporation: World Am Communications, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article IV: Shares of Stock

A. Common Stock: The corporation is authorized to issue 800,000,000 shares of common stock having $0.0001 par value.

B. Class A Preferred Stock: The corporation is authorized to issue 40,000,000 shares of Class A Preferred Stock having $0.0001 par value.

C. Class B Preferred Stock: The corporation is authorized to issued 40,000,000 shares of Class B Preferred Stock having $0.0001 pare value.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 81,410,995*

4.  Officer Signature (Required)


/s/  James H. Alexander
President

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.